Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A Filed June 11, 2024 File No. 024-12141

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 10, 2024 (the “Comment Letter”) with respect to the Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A filed with the Commission on June 11, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

General

1.	We note that on your website, on your page for “Client returns,” and in certain of your client letters, such as the letter dated January 9, 2023, you refer to an aggregated Fundrise return for investments, and that in your investor letter, dated November 15, 2023, you reference the returns of the Vanguard S&P 500 ETF (VOO) and Vanguard REIT ETF (VNQ). Please remove from your website and investor letters such aggregated Fundrise return disclosures because each fund is an individual fund with individual returns and losses, and also remove the references to the Vanguard returns, or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company sponsors not only ten (10) entities that raise capital under Regulation A, but also (a) three (3) entities that are registered as investment companies under the Investment Company Act of 1940 and (b) a registered investment advisor (Fundrise Advisors LLC) that not only manages the various funds, but also provides services to a subset of investors who have elected to be clients.

In that regard, the Company notes that in previous correspondence with the Staff in 2021 the Staff’s issue was specifically with regard to the performance of the Regulation A funds sponsored by the Company being aggregated and presented next to specific Vanguard funds (which are registered investment companies under the Investment Company Act of 1940). In particular, the Staff took issue with the fact that such aggregate performance of the Fundrise Regulation A funds was more similar to an uninvestable index than to an explicit investment product that could be invested into:

In this respect, we note that an investor cannot invest in the aggregated platform of Fundrise as one could in either Vanguard product and other differences, such as liquidity and fees.

The Company respectfully notes that in each of the letters identified by the Staff (both in this letter and other comment letters received by affiliates of the Company), as well as any other place that such disclosure exists on the Company’s website or otherwise, there is neither (a) an aggregation of performance of the individual funds sponsored by the Company, nor (b) a comparison of an aggregate performance number against a specific fund or other investment that could be made by an investor.

Indeed, as discussed in more detail below, any aggregate performance numbers disclosed are not those of an individual funds with individual returns and losses, but rather the aggregate performance numbers of clients of Fundrise Advisors, LLC, a registered investment advisor that, other than the management services it provides to the various Company-sponsored funds, also provides certain services to a subset of investors on the Company’s platform that have elected to become clients. Registered investment advisors are permitted to disclose the aggregated performance of its individual clients.

In addition, at no point in the Company’s communications is a comparison of an aggregate performance number (of either individual funds or of RIA clients) presented against anything other than an appropriate performance index (e.g., NAREIT Index, S&P 500 Index, Bloomberg US Aggregate Total Return Index, etc.). The only place where a specific fund, such as Vanguard REIT ETF (“VNQ”), is used in a comparison is against another specific fund that is also (a) investable and (b) registered as an investment company under the Investment Company Act of 1940. Investment companies registered under the Investment Company Act of 1940 are permitted to disclose their individual fund performance against the individual fund performance of another entity registered under the Investment Company Act of 1940.

Letter dated January 9, 2023 available at https://fundrise.com/education/2022-year-end-letter-to-investors

As stated above, the Investor Letter dated January 9, 2023 (the “Jan 9 Letter”) does not contain a comparison of the aggregate performance of the individual funds sponsored by the Company against the performance of specific funds (such as VNQ). Rather the aggregated performance presented is that of the clients of Fundrise Advisors against appropriate performance indices (e.g., NAREIT Index, S&P 500 Index, and Bloomberg US Aggregate Total Return Index).

Further, the Company respectfully submits that the disclosure contained in the Jan 9 Letter makes it clear that the returns presented are not an aggregate of the various Company-sponsored funds, but rather the aggregate performance of the clients of Fundrise Advisors LLC against appropriate indices:

For 2022, the Fundrise portfolio delivered an average annual return across all client accounts of approximately 1.50%. Meanwhile, the stock market (as measured by the S&P 500) ended the year down -18.11%, with the bond market (as measured by the Bloomberg Aggregate US Bond Index) down -11.99%, and publicly listed REITs (as measured by the NAREIT All US REITs index) down -25.10%. In relative terms, the Fundrise portfolio ended up outperforming stocks by 19.61%, bonds by 13.49%, and public REITs by 26.60%.

As always, it’s important to note that these figures reflect the average performance across all 385,000+ client accounts, and not every investor experienced these same returns. Admittedly, the magnitude of the changes that occurred in financial markets throughout the year also meant that we saw some of the greatest differential in 2022 investment performance between our newest and most tenured clients. Although we believe that the shifts in our investment strategies made over the recent past to respond to the state of the market will take time to fully mature, we continue to see them as extremely well positioned (but more to come on that later).

Further, footnote 3 of the Jan 9 letter goes into detail describing how the aggregate client return was calculated, making it clear it is not simply an aggregation of the performance of the individual funds sponsored by the Company, and would not result in an identical performance number.

3. The time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts for the calendar year 2022, calculated using the Modified Dietz method. Total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (specifically, the “Additional December 31, 2022 Distribution” of $3.1881465200 per share declared by Growth eREIT, and the “Additional December 31, 2022 Distribution” of $3.0274538672 per share declared by Heartland eREIT) are considered as part of the appreciation / price return component. Return figures exclude the performance of investments in the Fundrise Opportunity Fund and the Fundrise Innovation Fund.

In addition, the Company respectfully advises that this distinction is made clear wherever client performance is displayed or communicated. For example, in the section of the Company’s website discussing client returns (https://fundrise.com/client-returns), the following disclosures are included:

This chart is intended to provide transparency for prospective clients, and other interested parties, into how the accounts of our clients have performed.

Individual results and performance may and will vary greatly. Past performance is not indicative of future results. All investments involve risks and may result in partial or total loss.

Figures in this chart represent the cumulative time-weighted returns, calculated using the Modified Dietz method, of client accounts of Fundrise Advisors over the period beginning on the first day that such account became a shareholder in one or more of the sponsored programs, and ending yesterday, or in cases where the account was fully redeemed, the last day that such account held shares. This data captures inputs specific to each individual client, including fees charged, redemption penalties, and investment decisions by the applicable individual such as plan selected, dividend reinvestment, auto-investment, and manual investments.

The performance calculations do not include the performance of project dependent notes or short-term notes, or investments in Rise Companies itself (the “Fundrise iPO”), the Fundrise Opportunity Fund, the Innovation Fund, or the Opportunistic Credit Fund.

The “Client Track Record” chart does not represent the individual performance of any specific investment program (e.g., an eREIT) sponsored by Rise Companies.

As such, the Company respectfully submits that the content contained in the Jan 9 Letter is consistent with performance disclosures of a registered investment advisor, as well as the Company’s prior correspondence with the Staff regarding aggregate performance disclosure.

Letter dated November 15, 2023 available at https://fundrise.com/education/q3-2023-letter

First, the Company respectfully notes that the letter dated November 15, 2023 (the “Nov 15 Letter”) presents neither aggregate performance of individual funds sponsored by the Company nor aggregate client performance of Fundrise Advisors LLC, in comparison to any Vanguard fund.

Rather, the comparative performance disclosure contained in the Nov 15 Letter is explicitly a comparison of the performance of four separate and distinct funds, each of which is investable by the public, and each of which is registered under the Investment Company Act of 1940.

The Company respectfully submits that the disclosure makes it clear in both the lead-in to the table, as well as in the footnote explaining the calculation, that the returns presented are specific solely to each Investment Company Act of 1940 registered fund and are not aggregated in any way. Further, the presentation of performance metrics related to the Fundrise Flagship Fund and the Fundrise Income Fund, and the direct comparison to the two Vanguard funds, are in compliance with the rules promulgated under the Investment Company Act of 1940. For context, as stated in their most recent public disclosures, the Fundrise Flagship Fund’s AUM is approximately $1.2 billion, and the Fundrise Income Fund’s AUM is approximately $600 million.

Lastly, the Company respectfully advises the Staff that previous correspondence regarding the presentation of performance against a Vanguard fund only contemplated aggerated performance of funds conducting exempt offerings pursuant to Regulation A, and did not contemplate the presentation of the performance of an individual fund registered under the Investment Company Act of 1940 against the performance of another individual fund registered under the Investment Company Act of 1940.

Accordingly, the Company respectfully submits to the Staff that the disclosures contained in Company’s website, the Jan 9 Letter and the Nov 15 Letter are appropriate disclosures under the Investment Advisers Act of 1940 and the Investment Company Act of 1940, respectively, and are not inconsistent with the prior correspondence with the Staff.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc: Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michelle A. Mirabal, Deputy General Counsel

Rise Companies Corp.

Chloe Pletner, Esq.

Goodwin Procter LLP